EXHIBIT 99.1

[US PRESS RELEASE]

Americas Gold and Silver Corporation Announces

Private Placement of up to C$6.5 Million

TORONTO, ONTARIO – March 20, 2024 – Americas Gold and Silver Corporation (TSX: USA, NYSE American: USAS) (the “Company”) is pleased to announce that it has entered into an agreement with an agent, on a “best efforts” basis, in connection with a private placement of up to 21,667,000 units of the Company (the “Units”) at a price of C$0.30 per Unit (the “Issue Price”) for gross proceeds of up to C$6,500,100 (the “Offering”).

Each Unit will be comprised of one common share of the Company (each, a “Common Share”) and one common share purchase warrant of the Company (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one common share of the Company (each, a “Warrant Share”) at an exercise price of C$0.40 per Warrant Share for a period of 36 months following the closing of the Offering.

The net proceeds of the Offering will be used for working capital requirements at the Company’s Cosalá Operations and Galena Complex, in order to transition to additional silver-copper ore production at the Company’s operations in the U.S. and Mexico, and for general and administrative purposes.

The Offering is expected to close on or about March 27, 2024, or such other date as the Company and the agent may agree and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including the conditional listing approval of the Toronto Stock Exchange and the NYSE American LLC (the “NYSE American”). This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been registered under United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States, or to, or for the account or benefit of, U.S. persons, absent such registration or an applicable exemption from such registration requirements. “United States” and “U.S. person” have the meanings ascribed to them in Regulation S under the U.S. Securities Act.

Cautionary and Forward-Looking Statements

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

This news release includes certain forward-looking statements concerning the use of proceeds of the Offering, the closing date of the Offering, the reliance on the Lister Issuer Financing Exemption, acceptance of the TSX or NYSE American, the future performance of our business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon. We assume no obligation to revise or update these forward-looking statements except as required by applicable law.